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                              File No. 70-_______

                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form U-1
                            Application/Declaration
                                   Under the
                   Public Utility Holding Company Act of 1935


AGL Resources Inc.                              Virginia Natural Gas, Inc.
817 West Peachtree Street, N.W.                 5100 East Virginia Beach Blvd
Atlanta, Georgia 30308                          Norfolk, Virginia 23502


                   (Names of companies filing this statement
                 and addresses of principal executive offices)

                               AGL Resources Inc.
                    (Name of top registered holding company)


Richard T. O'Brien                          Donald A. Fickenscher
Senior Vice President and Chief             Vice President and Chief Legal
Financial Officer                           Officer
AGL Resources Inc.                          Virginia Natural Gas, Inc.
817 West Peachtree Street, N.W.             5100 East Virginia Beach Blvd
Atlanta, Georgia 30308                      Norfolk, Virginia 23502
Telephone: (404) 584-3410                   Telephone: (757) 466-5502
Facsimile: (404) 584-3419                   Facsimile: (757) 466-5562


                  (Names and addresses of agents for service)


                The Commission is also requested to send copies
            of any communication in connection with this matter to:

Markian M. W. Melnyk
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
1875 Connecticut Ave., N.W.
Washington, D.C.  20009-5728
Telephone: (202) 986-8000
Facsimile: (202) 986-8102
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Item 1.   Description of the Proposed Transaction

          A.   Introduction

          This Application-Declaration ("Application") seeks approvals relating to the proposed recapitalization of Virginia Natural Gas, Inc. ("VNG"), a Virginia corporation and gas public-utility subsidiary of AGL Resources Inc. ("AGL Resources"), a Georgia corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act" or "1935 Act"). To effect the recapitalization, Applicants request authorization for VNG to repurchase its common stock from AGL Resources and for AGL Resources to sell that common stock to VNG. VNG will use the proceeds of certain debt financings exempt under Rule 52(a) under the Act to finance the share repurchase.

          B.    Background

          By order dated October 5, 2000, the Commission authorized AGL
Resources to acquire all of the outstanding common stock of VNG   (the
"Acquisition") and various financing and other transactions related to the establishment of the AGL Resources registered holding company system after the Acquisition./1/ All of the outstanding debt of VNG was repaid prior to the Acquisition and VNG has subsequently conducted minimal debt financing. Consequently, the current capital structure of VNG is predominantly equity. As of March 31, 2001, VNG's common stock equity as a percentage of its total capitalization was 100%.

          The Acquisition was accounted for under the purchase method of accounting with the result that the retained earnings of VNG were eliminated and the excess of the purchase price and assumed liabilities over the value of VNG's assets were recorded on the books of VNG as goodwill. The absence of significant retained earnings makes it impractical for VNG to recapitalize through

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/1/   AGL Resources Inc., Holding Co. Act Release No. 27243 (October 5, 2000)
("October Order").

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the payment of dividends to AGL Resources combined with concurrent borrowings.

          Applicants propose to recapitalize VNG so that its capital structure includes more debt. VNG's target capital structure would include long-term debt, short-term debt and common equity within limits prescribed by the Virginia State Corporation Commission ("VSCC") but, as required by the October Order, in no event would VNG have less than 30% common stock equity in proportion to its total capitalization (where capitalization is defined as the total of common stock equity, preferred stock, long-term debt, short-term debt, current maturities of long-term debt and minority interests).

          C.    The Proposed Recapitalization

          To effect the recapitalization, Applicants request authorization for VNG to repurchase its common stock from AGL Resources and, to the extent required, authorization for AGL Resources to sell VNG's common stock to VNG. It is expected that VNG will obtain the funds necessary to repurchase its shares from cash balances and the proceeds of long-term debt issuances. All securities issuances by VNG are subject to the approval of the VSCC and would be issued under appropriate VSCC orders. By order dated September 25, 2000, the VSCC authorized VNG to issue short and long-term debt and common stock for various corporate purposes, including a recapitalization./2/ Accordingly, VNG intends to rely on the exemption provided in Rule 52(a) under the Act in connection with any securities issuances that will in whole or part fund its common stock repurchase.

          Shares repurchased will initially be held as treasury stock and, if authorized by VNG's board of directors, some or all of the repurchased shares may be cancelled, from time to time. The share repurchase will increase the debt

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/2/   VSCC Order Granting Authority, Case No. PUF 000025, (September 25, 2000).
This authorization expires August 31, 2001.  See Exhibit C-1.   Applicants are
currently requesting continuing authorization from the VSCC and such authorization will be included as an exhibit to this Application by amendment.

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recorded on VNG's balance sheet and reduce its capital and capital surplus accounts.

          D.    Rule 54 Analysis

          In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, Rule 54 states that the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company if Rules 53(a), (b) and (c) are satisfied.

          AGL Resources has no direct or indirect interests in EWGs or FUCOs. Consequently, Rule 53(a) is satisfied and Rules 53(b) and (c) are inapplicable.

Item 2.   Fees, Commissions and Expenses

          AGL Resources has incurred expenses for certain services in connection with the preparation of this filing estimated as follows:

Services of AGL Services Company in connection
with the preparation of the Application-Declaration..................  *

Services of LeBoeuf, Lamb, Greene & MacRae, L.L.P. ..................  *

Total................................................................  *

AGL Services Company is a wholly owned subsidiary of AGL Resources and has performed certain services at cost as set forth above.

*  To be provided by amendment.

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Item 3.   Applicable Statutory Provisions

          A.    Applicable Provisions

          The proposed transactions are subject to Sections 12(c) and 12(d) of the Act and Rules 43(a) and 44(a).

          B.    Legal Analysis

          Section 12(c) of the Act makes it unlawful, for any registered holding company or subsidiary company thereof:

                to declare or pay any dividend on any security of such company or to acquire, retire, or redeem any security of such company, in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate to protect the financial integrity of companies in holding company systems, to safeguard the working capital of public utility companies, to prevent the payment of dividends out of capital or unearned surplus, or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder.

Section 12(d) of the Act and Rules 43(a) and 44(a) restrict a registered holding company from selling any security that it owns of any public utility company except pursuant to a declaration that the Commission has permitted to become effective./3/

          VNG's proposed recapitalization and the repurchase of its common stock from AGL Resources is appropriate under Section 12(c) and consistent with the Act. VNG will remain soundly capitalized after the recapitalization because VNG will continue to have a capital structure that includes at least 30% common equity. In addition, VNG's working capital will not change by the recapitalization. The repurchase of VNG's equity from AGL Resources is expected to be funded

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/3/   Under Section 12(d) the Commission may examine the consideration to be received for the sale, the maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters. Where, as in this case, the utility securities sold are interests in a wholly-owned subsidiary that will remain wholly owned after the sale, the registered holding company's interest in the subsidiary does not change and issues under Section 12(d) are not raised.

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principally by long-term debt issued by VNG to AGL Resources./4/ Consequently, one form of capital is merely replacing another form of capital and VNG's overall working capital resources should remain constant.

          The Commission has previously authorized utilities to repurchase their common stock in similar circumstances. See Northeast Utilities, Holding Co. Act Release No. 27250 (October 13, 2000). In the Northeast matter, a merger accounted for under the purchase method of accounting left the acquired holding company and its utility subsidiary with no retained earnings. The Commission granted the companies authorization to repurchase their common stock from their respective parent companies out of capital or unearned surplus. See also Northeast Utilities, Holding Co. Act Release No. 27147 (March 7, 2000) and West Penn Power Company, Holding Co. Act Release No. 27091 (October 19, 1999) (authorizing share repurchases in connection with industry restructuring and asset divestiture where capital needs of repurchasing companies were expected to diminish). Accordingly, for the reasons stated above, Applicants believe that the proposed transactions are in the public interest and in the interest of investors and consumers and should be authorized under the Act.



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/4/   To the extent VNG issues debt to AGL Resources to fund the recapitalization, AGL Resources' consolidated capital structure should not change since intercompany debt is eliminated in consolidation.

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Item 4.   Regulatory Approvals

          A.    State Regulation

          The VSCC has jurisdiction over all issuances of securities by VNG and the VSCC must approve the issuance and sale of securities by VNG to fund the repurchase of common stock. VNG received the VSCC's authority to issue securities for the proposed recapitalization by order dated September 25, 2000. See Exhibit C-1. No other state regulatory commission approval is required.

          B.    Federal Regulation

          The proposed recapitalization is not subject to any federal regulatory approval, other than the approval of this Commission.

Item 5.   Procedure

          Applicants respectfully request that the Commission issue and publish, not later than August 3, 2001, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than August 27, 2001 by which comments may be entered. Applicants request that the Commission issue an order granting and permitting this Application-Declaration to become effective on or before September 14, 2001.

          AGL Resources waives a recommended decision by a hearing or other responsible officer of the Commission for approval of the Acquisition and consents to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

Exhibits
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A-1  Articles of Incorporation of VNG incorporated by reference to Exhibit B-
     18(a) of  SEC File No. 001-08489, filed April 27, 2000.

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A-2  By-Laws of VNG incorporated by reference to Exhibit B-18(b) of Form U5B filed by Dominion Resources Inc., SEC File No. 001-08489, filed April 27, 2000.

C-1  Order of the Virginia State Corporation Commission dated September 25,
     2000.

E-1  Opinion of Counsel (to be filed by amendment).

E-2  Past tense opinion of counsel (to be filed by amendment).

I-1  Form of Notice.

Financial Statements
--------------------

FS-1 AGL Resources Corporate and Consolidated Financial Statements as of and for the year ended September 30, 2000 and the quarters ended December 31, 2000 and March 31, 2001, incorporated by reference to SEC File Number 001-14174, filed on December 18, 2000 on Form 10-K405 and Forms 10-Q filed on February 9, 2001 and May 4, 2001.

FS-2 VNG Financial Statements as of and for the six months ended March 31, 2001.

FS-3 Pro Forma Financial Statements of VNG showing the effect of the proposed recapitalization.


Item 7.   Information as to Environmental Effects.

          The proposed transactions involve neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact
          -- ----
statement with respect to this matter.

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                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  July 16, 2001                    /s/ Richard T. O'Brien
                                        --------------------------------
                                        Richard T. O'Brien
                                        Senior Vice President and Chief
                                        Financial Officer
                                        AGL Resources Inc.

                                        /s/ Donald A. Fickenscher
                                        --------------------------------
                                        Donald A. Fickenscher
                                        Vice President and Chief Legal Officer
                                        Virginia Natural Gas, Inc.

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                                 Exhibit Index
Exhibits
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C-1      Order of the Virginia State Corporation Commission dated September 25,
         2000.

I-1      Form of Notice

Financial Statements
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FS-2     VNG Financial Statements as of and for the six months ended March 31,
         2001.

FS-3 Pro Forma Financial Statements of VNG showing the effect of the proposed recapitalization.

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